UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Theragenics Corporation

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

883375107

(CUSIP Number)

Alexis P. Michas
Juniper Investment Company, LLC
600 Madison Avenue, 16th Floor
New York, New York  10022
(212) 339-8585

(Name, Address and Telephone Number of Person Authorized
 to Receive Notices and Communications)

August 5, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 883375107	Page 2 of 37 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Juniper Public Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,198,744
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,198,744
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,198,744
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.08%
14		TYPE OF REPORTING PERSON (See Instructions) PN

Page 2 of 37 Pages

SCHEDULE 13D

CUSIP No. 883375107	Page 3 of 37 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Juniper HF Investors II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,198,744
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,198,744
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,198,744
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.08%
14		TYPE OF REPORTING PERSON (See Instructions) PN

Page 3 of 37 Pages

SCHEDULE 13D

CUSIP No. 883375107	Page 4 of 37 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Juniper Investment Company, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,198,744
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,198,744
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,198,744
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.08%
14		TYPE OF REPORTING PERSON (See Instructions) PN

Page 4 of 37 Pages

SCHEDULE 13D

CUSIP No. 883375107	Page 5 of 37 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Alexis P. Michas
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,198,744*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,198,744*
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,198,744*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)*	☒
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.08%
14		TYPE OF REPORTING PERSON (See Instructions) IN

_______________________
* Excludes 3,183 shares held by Mr. Michas’s children, as to which Mr. Michas disclaims beneficial ownership.

Page 5 of 37 Pages

SCHEDULE 13D

CUSIP No. 883375107	Page 6 of 37 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) John A. Bartholdson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,198,744
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,198,744
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,198,744
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.08%
14		TYPE OF REPORTING PERSON (See Instructions) IN

Page 6 of 37 Pages

SCHEDULE 13D

CUSIP No. 883375107	Page 7 of 37 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Juniper Acquisition Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14		TYPE OF REPORTING PERSON (See Instructions) CO

Page 7 of 37 Pages

SCHEDULE 13D

CUSIP No. 883375107	Page 8 of 37 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Juniper Holdings, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14		TYPE OF REPORTING PERSON (See Instructions) CO

Page 8 of 37 Pages

SCHEDULE 13D

CUSIP No. 883375107	Page 9 of 37 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Juniper TGX Investment Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14		TYPE OF REPORTING PERSON (See Instructions) PN

Page 9 of 37 Pages

SCHEDULE 13D

CUSIP No. 883375107	Page 10 of 37 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Juniper TGX Investors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14		TYPE OF REPORTING PERSON (See Instructions) PN

Page 10 of 37 Pages

SCHEDULE 13D

CUSIP No. 883375107	Page 11 of 37 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Bradford Koenig
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14		TYPE OF REPORTING PERSON (See Instructions) IN

Page 11 of 37 Pages

SCHEDULE 13D

CUSIP No. 883375107	Page 12 of 37 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Patrick Sullivan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14		TYPE OF REPORTING PERSON (See Instructions) IN

Page 12 of 37 Pages

SCHEDULE 13D

CUSIP No. 883375107	Page 13 of 37 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Jeffrey Obermayer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14		TYPE OF REPORTING PERSON (See Instructions) IN

Page 13 of 37 Pages

SCHEDULE 13D

CUSIP No. 883375107	Page 14 of 37 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Thomas Latsos
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14		TYPE OF REPORTING PERSON (See Instructions) IN

Page 14 of 37 Pages

SCHEDULE 13D

CUSIP No. 883375107	Page 15 of 37 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Michael Pagonas
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14		TYPE OF REPORTING PERSON (See Instructions) IN

Page 15 of 37 Pages

SCHEDULE 13D

CUSIP No. 883375107	Page 16 of 37 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) George Stoeckert
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14		TYPE OF REPORTING PERSON (See Instructions) IN

Page 16 of 37 Pages

SCHEDULE 13D

CUSIP No. 883375107	Page 17 of 37 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Jakob K. Mieritz
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14		TYPE OF REPORTING PERSON (See Instructions) IN

Page 17 of 37 Pages

SCHEDULE 13D

CUSIP No. 883375107	Page 18 of 37 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) James Grant
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14		TYPE OF REPORTING PERSON (See Instructions) IN

Page 18 of 37 Pages

SCHEDULE 13D

CUSIP No. 883375107	Page 19 of 37 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Peter D’Aloia 2009 GRAT
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14		TYPE OF REPORTING PERSON (See Instructions) IN

Page 19 of 37 Pages

Item 1.	Security and Issuer.

Item 1 is hereby amended and restated in its entirety to read as follows:

This Amendment No. 4 (this “Amendment No. 4”) amends and supplements the Statement on Schedule 13D filed with the Securities and Exchange Commission on March 5, 2012 (the “Initial Schedule”), as amended and supplemented by Amendment No. 1 filed on July 17, 2012, Amendment No. 2 filed on May 13, 2013 and Amendment No. 3 filed on June 13, 2013 (the “Amendments”, and together with the Initial Schedule, the “Schedule 13D”), which relates to the common stock, par value $.01 per share (the “Shares”), of Theragenics Corporation, a Delaware corporation (the “Issuer”).  The Issuer’s principal executive offices are located at 5203 Bristol Industrial Way, Buford, Georgia, 30518.  Capitalized terms used herein and not otherwise defined have the meanings assigned to such terms in the Schedule 13D.  All items or responses not described herein remain as previously reported in the Schedule 13D.

Item 2.	Identity and Background.

Item 2(a) is hereby amended and restated in its entirety to read as follows:

(a)	This Schedule 13D is being filed by:

(i)	Juniper Public Fund, L.P., a Delaware limited partnership (“Juniper Public Fund”);

(ii)	Juniper HF Investors II, LLC, a Delaware limited liability company and the general partner of Juniper Public Fund (“Juniper HF Investors”);

(iii)	Juniper Investment Company, LLC, a Delaware limited liability company and the investment advisor to Juniper Public Fund (“Juniper Investment Company”);

(iv)	Juniper Acquisition Corporation, a Delaware corporation (“MergerCo”);

(v)	Juniper Holdings, Inc., a Delaware corporation (“ParentCo”);

(vi)	Juniper TGX Investment Partners, LLC, a Delaware limited partnership (“Equity LLC”);

(vii)	Juniper TGX Investors, LLC, a Delaware limited partnership (“Parent LLC”);

(viii)	Alexis P. Michas, as a managing member of each of Juniper HF Investors, Juniper Investment Company and Parent LLC, and as president, chairman and director of each of MergerCo and ParentCo;

(ix)	John A. Bartholdson, as a managing member of each of Juniper HF Investors, Juniper Investment Company and Parent LLC, and as treasurer, secretary and director of each of MergerCo and ParentCo;

(x)	Bradford Koenig, as an investor in Equity LLC and a party to the Interim Investors Agreement (as defined below);

Page 20 of 37 Pages

(xi)	Patrick Sullivan, as an investor in Equity LLC and a party to the Interim Investors Agreement (as defined below);

(xii)	Peter D’Aloia 2009 GRAT, a trust established under the laws of Delaware (the “2009 GRAT”), as an investor in Equity LLC and a party to the Interim Investors Agreement (as defined below);

(xiii)	Jeffrey Obermayer, as an investor in Equity LLC and a party to the Interim Investors Agreement (as defined below);

(xiv)	Tom Latsos, as an investor in Equity LLC and a party to the Interim Investors Agreement (as defined below);

(xv)	Michael Pagonas, as an investor in Equity LLC and a party to the Interim Investors Agreement (as defined below);

(xvi)	George Stoeckert, as an investor in Equity LLC and a party to the Interim Investors Agreement (as defined below);

(xvii)	Jakob K. Mieritz, as an investor in Equity LLC and a party to the Interim Investors Agreement (as defined below); and

(xviii)	James Grant, as an investor in Equity LLC and a party to the Interim Investors Agreement (as defined below).

Each of the foregoing is referred to herein as a “Reporting Person” and together as the “Reporting Persons.”  Each of the Reporting Persons described in clauses (iv) through (vii) and (x) through (xviii) above is referred to herein as a “Group Reporting Person” and together as the “Group Reporting Persons.”

Item 2(b) is hereby amended and supplemented by adding the following:

The address of the principal office of MergerCo, ParentCo, Equity LLC and Parent LLC is c/o Juniper Investment Company, LLC, 600 Madison Avenue, 16th Floor, New York, NY 10022.

The address of Mr. Koenig is 3500 Alamedade Las Pulgas, Suite 200, Menlo Park, CA 94025.

The address of Peter D’Aloia 2009 GRAT is c/o G. Peter D’Aloia 2150 Broadway, PH1A, New York, NY 10023.

The address of Mr. Obermayer is c/o Johnson Electric Group, 12 Science Park East Ave., 6F, HongKong Science Park, Shatin, NT, Hong Kong SAR.

The address of Mr. Latsos is 226 Terrace Road, Franklin Lakes, NJ 07417.

The address of Mr. Pagonas is 175 Sip Ave. Jersey City, NJ 07306.

The address of Mr. Stoeckert 1 Parkwood Lane, Mendham, NJ 07945.

The address of Mr. Mieritz is 45 Verissimo Drive, Novato, CA 94947.

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The address of Mr. Sullivan is 151 Plympton Road, Sudbury, MA 01776.

The address of Mr. Grant is 125 East 72nd Street, New York, NY 10021.

Item 2(c) is hereby amended and supplemented by adding the following:

MergerCo is an investment vehicle formed for the purpose acquiring the Issuer pursuant to the terms of the Merger Agreement (as defined below).  ParentCo is a company that was formed to hold equity in MergerCo.  Equity LLC is a company that was formed to hold equity in ParentCo.  The principal business of Parent LLC is to serve as the managing member of Equity LLC.  Messrs. Michas and Bartholdson serve as the managing members of Parent LLC.

The principal occupation of Messrs. Koenig, Pagonas and Stoeckert is making investments for their own accounts, in each case, conducted at the address set forth above in Item 2(b) next to such person’s respective name. Mr. Mieritz is the Vice President of Airtech Vacuum, Inc. (d/b/a Airtech West), 42 Digital Drive, Unit 9, Novato, CA 94949.  Mr. Obermayer is the Chief Financial Officer of Johnson Electric Holdings Limited, 6/F, 12 Science Park East Avenue, Hong Kong Science Park, Shatin, NT, Hong Kong.  Mr. Latsos is the President of Airtech Incorporated, 150 South Van Brunt Street, Englewood, New Jersey 07631.  Mr. Sullivan is the Executive Chairman and Chief Executive Officer of Constitution Medical, Inc., 69 Milk Street, Suite 120, Westborough, MA 01581.  Mr. Grant is the Global Chairman of Investment Banking (Consumer Retail) of J.P. Morgan Securities, Inc., 383 Madison Avenue, New York, NY, 10179.  The Peter D’Aloia 2009 GRAT invests in securities for the benefit of the beneficiaries of the trust, conducted at the address set forth above in Item 2(b) next to its name.

Item 2(d) is hereby amended and restated in its entirety to read as follows:

During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

Item 2(e) is hereby amended and restated in its entirety to read as follows:

During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 2(f) is hereby amended and supplemented by adding the following:

Each of Messrs. Koenig, Obermayer, Latsos, Pagonas, Stoeckert, Mieritz, Sullivan and Grant are United States citizens.

Item 3.	Source and Amount of Funds and Other Consideration.

Item 3 is hereby amended and supplemented by adding the following:

The aggregate value of the transactions (the “Transactions”) contemplated by the Agreement and Plan of Merger, dated as of August 2, 2013, between MergerCo and the Issuer (the “Merger Agreement”), which are described in Item 4 below, is approximately $69.5 million.

Page 22 of 37 Pages

Equity LLC has secured funds in an aggregate amount equal to approximately $9.4 million from Fifth Third Capital Holdings, LLC, the 2009 GRAT and Messrs. Obermayer, Latsos, Pagonas, Stoeckert and Mieritz (collectively, the “Funded Equity Investors”) for the purpose of funding a portion of the aggregate merger consideration pursuant to the Merger Agreement and to pay related fees and expenses.

In separate Equity Commitment Letters, dated August 2, 2013 (the “Equity Commitment Letters”), each of Parent LLC, Garrison Capital Equity Holdings, LLC, GMMF Equity Holdings LLC, and Messrs. Koenig, Sullivan and Grant (collectively, the “Committed Equity Investors”) agreed, subject to certain conditions, to contribute an aggregate of $6 million in cash to ParentCo, through a contribution to Equity LLC, in exchange for equity securities of Equity LLC, in the amounts, and providing for the rights, contemplated by that certain Interim Investors Agreement (as defined below), for the purpose of funding a portion of the aggregate merger consideration pursuant to the Merger Agreement and to pay related fees and expenses. This summary of the Equity Commitment Letters does not purport to be complete and is qualified in its entirety by reference to the Equity Commitment Letters, which are attached hereto as Exhibits F through K and incorporated by reference in their entirety into this Item 3.

In addition, Juniper Public Fund entered into a Rollover Equity Commitment Letter, dated as of August 2, 2013 (the “Rollover Equity Commitment Letter”), pursuant to which Juniper Public Fund agreed, subject to certain conditions, to contribute, or cause to be contributed, to ParentCo, through a contribution to Equity LLC, approximately 2 million shares of Common Stock (the “Rollover Shares”), in exchange for equity securities of Equity LLC in the amounts, and providing for the rights, contemplated by that certain Interim Investors Agreement.  This summary of the Rollover Equity Commitment Letter does not purport to be complete and is qualified in its entirety by reference to the Rollover Equity Commitment Letter, which is attached hereto as Exhibit L and incorporated by reference in its entirety into this Item 3.

In addition, ParentCo entered into a Debt Commitment Letter with Credit Suisse Securities (USA) LLC and Garrison Investment Group (collectively, the “Lenders”), dated as of August 2, 2013 (the “Debt Commitment Letter”), pursuant to which the Lenders committed to provide, subject to certain conditions, up to $50 million in debt financing, through a senior secured term loan facility and a senior secured revolving credit facility, to MergerCo, which financing will be used to fund a portion of the aggregate merger consideration under the Merger Agreement, repay certain existing debt and pay certain expenses, and for general corporate purposes for the operation of the Issuer following the closing of the Transactions. This summary of the Debt Commitment Letter does not purport to be complete and is qualified in its entirety by reference to the Debt Commitment Letter, which is attached hereto as Exhibit M and incorporated by reference in its entirety into this Item 3.

Finally, in a separate letter agreement, dated as of August 2, 2013 (the “Guaranty”), Equity LLC absolutely, unconditionally and irrevocably guaranteed to the Issuer, subject to certain conditions, MergerCo’s payment obligations under Section 7.6(c) and Section 7.6(d) of the Merger Agreement, up to $2 million or $4 million, respectively. This summary of the Guaranty does not purport to be complete and is qualified in its entirety by reference to the Guaranty, which are attached hereto as Exhibit N and incorporated by reference in their entirety into this Item 3.

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Item 4.	Purpose of Transaction.

Item 4 is hereby amended and supplemented by adding the following:

On August 5, 2013, the Issuer announced in a Press Release (the “Press Release”) that it had entered into the Merger Agreement, pursuant to which MergerCo will acquire all of the outstanding common stock of the Issuer for $2.20 per share in cash. The foregoing summary of the Press Release and the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the Press Release and the Merger Agreement, each of which are referenced herein as Exhibit O and Exhibit P, respectively, and incorporated by reference in their entirety into this Item 4.

MergerCo, Juniper Investment Company, Equity LLC, the Funded Equity Investors and the Committed Equity Investors entered into an Interim Investors Agreement, dated as of August 2, 2013 (the “Interim Investors Agreement”), which will govern their conduct in respect of the Transactions between the time of the signing of the Merger Agreement and the effective time of the merger contemplated thereby or any earlier termination of the Merger Agreement, including matters such as determining whether any closing condition contained in the Merger Agreement has been satisfied or shall be waived by MergerCo.  This summary of the Interim Investors Agreement does not purport to be complete and is qualified in its entirety by reference to the Interim Investors Agreement, which is attached hereto as Exhibit Q and incorporated by reference in its entirety into this Item 4.

The purpose of the Transactions is to acquire all of the outstanding Shares (other than the Rollover Shares). If the Transactions are consummated, the Shares will be delisted from the New York Stock Exchange and will cease to be registered under the Act, and the Issuer will be privately held by Equity LLC and its investors.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended as follows:

Item 5(a) is hereby amended and restated in its entirety to read as follows:

 (a)           The percentages used herein are calculated based upon 31,061,883 Shares outstanding at May 6, 2013, as set forth in the Issuer’s Quarterly Report on Form 10-Q  for the quarterly period ended March 31, 2013.  As of the date of this Amendment No. 4, the Reporting Persons may be deemed to have beneficial ownership of the Shares as follows:

(i)           Juniper Public Fund beneficially owned 2,198,744 Shares, constituting approximately 7.08% of the then outstanding Shares.

(ii)           Juniper HF Investors, as the general partner of Juniper Public Fund, may be deemed to own beneficially (as that term is defined in Rule 13d-3 under the Act) 2,198,744 Shares, constituting approximately 7.08% of the then outstanding Shares.  Juniper HF Investors disclaims beneficial ownership of such Shares for all other purposes.

(iii)           Juniper Investment Company, as the investment advisor of Juniper Public Fund, may be deemed to own beneficially (as that term is defined in Rule 13-d under the Act) 2,198,744 Shares, constituting approximately 7.08% of the then outstanding Shares.  Juniper Investment Company disclaims beneficial ownership of such Shares for all other purposes.

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(iv)           Each of Messrs. Michas and Bartholdson, as the managing members of Juniper HF Investors and Juniper Investment Company, may be deemed to own beneficially (as that term is defined in Rule 13d-3 under the Act) 2,198,744 Shares, constituting approximately 7.08% of the then outstanding Shares.  Messrs. Michas and Bartholdson disclaim beneficial ownership of such Shares for all other purposes.  In addition, with respect to Mr. Michas, this excludes 3,183 Shares held by Mr. Michas’s children, as to which Shares Mr. Michas disclaims beneficial ownership.

(v)           None of the Group Reporting Persons beneficially owns any Shares.  As a result of the matters described in Item 4 above, the Group Reporting Persons may be deemed to constitute a “group”, within the meaning of Section 13(d)(3) of the Act, with Juniper Public Fund, Juniper HF Investors, Juniper Investment Company and Messrs. Michas and Bartholdson.  Accordingly, the Group Reporting Persons may be deemed to beneficially own any Shares that may be beneficially owned by such persons, and, on that basis may be deemed to beneficially own, in the aggregate, 2,198,744 Shares, constituting approximately 7.08% of the then outstanding Shares.  Each of the Group Reporting Persons hereby disclaims beneficial ownership of any Shares that may be beneficially owned by Juniper Public Fund, Juniper HF Investors, Juniper Investment Company and Messrs. Michas and Bartholdson.  Neither the filing of this Amendment No. 4 nor any of its contents shall be deemed to constitute an admission that any Group Reporting Person is the beneficial owner of any Shares for purposes of Section 13(d) of the Act or for any other purpose or that any Group Reporting Person has an obligation to file this Amendment No. 4.

Item 5(b) is hereby amended and restated in its entirety to read as follows:

(b)           Juniper Public Fund has the sole power to vote or direct the vote of 2,198,744 Shares and the sole power to dispose or direct the disposition of such Shares.  Juniper HF Investors, Juniper Investment Company and Messrs. Michas and Bartholdson may be deemed to share with Juniper Public Fund the power to vote or to direct the vote and to dispose or to direct the disposition of such Shares.  None of the Group Reporting Persons, as of the date hereof, has power to vote or to direct the vote or to dispose or direct the disposition of any Shares. The information set forth in Item 5(a)(v) is incorporated by reference in its entirety into this Item 5(b).

Item 5(c) is hereby amended and supplemented by adding the following:

Except as disclosed in this Amendment No. 4, none of the Group Reporting Persons has beneficial ownership of, or has engaged in any transaction during the past 60 days in, any Shares.

Item 5(d) is hereby amended and restated in its entirety to read as follows:

(d)      To the knowledge of the Reporting Persons, no person other than Juniper Public Fund, Juniper HF Investors, Juniper Investment Company and Messrs. Michas and Bartholdson has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares that are the subject of this Amendment.  None of the Group Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares that are the subject of this Amendment.

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Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented as follows:

The information set forth or incorporated by reference in Item 4 is incorporated by reference in its entirety into this Item 6.

Item 7.	Materials to be Filed as Exhibits.

Exhibit B:	Joint Filing Agreement (incorporated by reference to the Issuer’s Schedule 13D filed with the Securities and Exchange Commission on March 5, 2012)
Exhibit F:	Juniper TGX Investors, LLC Equity Commitment Letter, dated August 2, 2013
Exhibit G:	Garrison Capital Equity Holdings LLC Equity Commitment Letter, dated August 2, 2013
Exhibit H:	GMMF Equity Holdings LLC Equity Commitment Letter, dated August 2, 2013
Exhibit I:	Bradford Koenig Equity Commitment Letter, dated August 2, 2013
Exhibit J:	Patrick Sullivan Equity Commitment Letter, dated August 2, 2013
Exhibit K:	James Grant Equity Commitment Letter, dated August 2, 2013
Exhibit L:	Rollover Equity Commitment Letter, dated August 2, 2013
Exhibit M:	Debt Commitment Letter, dated August 2, 2013
Exhibit N:	Guarantee, dated August 2, 2013
Exhibit O:	Press Release, dated August 5, 2013
Exhibit P:	Agreement and Plan of Merger, between Juniper Acquisition Corporation and Theragenics Corporation, dated August 2, 2013
Exhibit Q:
Interim Investors Agreement, by and among Juniper Acquisition Corporation, Juniper Investment Company, LLC, Juniper TGX Investment Partners, LLC, Juniper TGX Investors, LLC, Fifth Third Capital Holdings, LLC, Bradford Koenig, Garrison Capital Equity Holdings, LLC, GMMF Equity Holdings LLC, Patrick Sullivan, Peter D’Aloia 2009 GRAT, Jeffrey Obermayer, Thomas Latsos, Michael Pagonas, George Stoeckert, Jakob K. Mieritz and James Grant, dated August 2, 2013

Exhibit R:	Amended and Restated Joint Filing Agreement

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 5, 2013

JUNIPER PUBLIC FUND, L.P.

By: JUNIPER HF INVESTORS II, LLC, its General Partner

By:	/s/ Alexis P. Michas
Name:	Alexis P. Michas
Title:	Managing Member

JUNIPER HF INVESTORS II, LLC

By:	/s/ Alexis P. Michas
Name:	Alexis P. Michas
Title:	Managing Member

JUNIPER INVESTMENT COMPANY, LLC

By:	/s/ Alexis P. Michas
Name:	Alexis P. Michas
Title:	Managing Member

By:	/s/ Alexis P. Michas
ALEXIS P. MICHAS

By:	/s/ John A. Bartholdson
JOHN A. BARTHOLDSON

Page 27 of 37 Pages

JUNIPER ACQUISITION CORPORATION

By:	/s/ John A. Bartholdson
Name:	John A. Bartholdson
Title:	Treasurer

JUNIPER HOLDINGS, INC.

By:	/s/ John A. Bartholdson
Name:	John A. Bartholdson
Title:	Treasurer

JUNIPER TGX INVESTMENT PARTNERS, LLC

By: JUNIPER TGX INVESTORS, LLC, its Managing Member

By:	/s/ John A. Bartholdson
Name:	John A. Bartholdson
Title:	Managing Member

JUNIPER TGX INVESTORS, LLC

By:	/s/ John A. Bartholdson
Name:	John A. Bartholdson
Title:	Managing Member

Page 28 of 37 Pages

By:	/s/ Bradford Koenig
BRADFORD KOENIG

Page 29 of 37 Pages

By:	/s/ Patrick Sullivan
PATRICK SULLIVAN

Patrick J. Sullivan 151 Plympton Road Sudbury, Massachusetts 01776-1804

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By:	/s/ Jeffrey Obermayer
JEFFREY OBERMAYER

Page 31 of 37 Pages

By:	/s/ Thomas Latsos
THOMAS LATSOS

Page 32 of 37 Pages

By:	/s/ Michael Pagonas
MICHAEL PAGONAS

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By:	/s/ George Stoeckert
GEORGE STOECKERT

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By:	/s/ Jakob K. Mieritz
JAKOB K. MIERITZ

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By:	/s/ James Grant
JAMES GRANT

Page 36 of 37 Pages

PETER D’ALOIA 2009 GRAT

By:	/s/ Peter D’Aloia
Name:	Peter D’Aloia
Title:	Grantor

Page 37 of 37 Pages